Exhibit 99.4

HEXO Corp.

Special Meeting of Shareholders

June 14, 2022

REPORT ON VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Following the special meeting of shareholders of HEXO Corp. (the “Corporation”) held on June 14, 2022 (the “Meeting”), in accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting:

1.	Standby Commitment

Shareholders approved certain aspects of the Corporation’s Equity Purchase Agreement with 2692106 Ontario Inc. (the “Investor”) and KAOS Capital Ltd., as required pursuant to the rules of the Toronto Stock Exchange, including (i) the potential issuance of more than 25% of the issued and outstanding common shares (on a non-diluted basis) to the Investor; (ii) the issuance of common shares to the Investor which may “materially affect control” of the Corporation; and (iii) the potential issuance of common shares to the Investor at a price less than the market price of the common shares less the maximum allowable discount, both as determined by TSX rules.

Votes For	%	Votes Against	%
64,456,892	87.246%	9,422,772	12.754%

For additional information, please see the Corporation’s management information circular filed in connection with the Meeting, which is available on SEDAR at www.sedar.com.

Dated this 14th day of June, 2022.

HEXO Corp.

(signed) “Mark Attanasio”
Mark Attanasio
Executive Chairman